OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Eliport, Inc.

Carrer de Roc Boronat, 117, 08018 Barcelona, Spain
Barcelona, CA 08018

http://eliport.com

33333 shares of Class A Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Offering Type: Class A Common Stock (non-voting)

Purchase Price of Security Offered: $0.30

Maximum 356,666* of Class A Common Stock($106,999.80)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 33,333 of Class A Common Stock ($9,999.90)

Minimum Investment Amount (per investor): $270.00 (900 shares)

Company Information

Company:	Eliport, Inc
Corporate Address:	Carrer de Roc Boronat, 117, 08018 Barcelona, Spain
Description of Business:	Robotic solutions for delivery and logistics

Perks

$500+ Your name will be listed on our website as a Eliport backer

$1,000+ You will receive an Eliport blueprint poster, plus all of the above

$5,000+ You will receive a 3D-printed scale model of first Eliport robot, plus all of the above

$25,000+ We will put the logo of your business on the side of our first robot prototype, plus all of the above

**All perks occur after the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Eliport Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+

campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Class A shares at $0.30 / share, you will receive 10 Class A bonus shares, meaning you'll own 110 shares for $30. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

We are going to solve the last mile logistics problem by providing a fleet of ground-based, robotic delivery machines. The robots are intended to be autonomous, to travel on pavements and in pedestrian zones at walking speed. The differentiating factor between Eliport and other AGVs is that we are able to load and unload without human interaction.

As such, we help businesses accomplish the goal of having a reliable and cost effective delivery service for urban and suburban areas, as well as solving all convenience based issues for the end consumer.

Sales, Supply Chain, & Customer Base

The Company is focusing on the development and deployment of a robotics delivery infrastructure for businesses, and special software for operating and dispatching robotic delivery. The Company is also making its robots eligible for sale and lease with life-long service support. Currently we are leaning towards a pricing structure that will involve a monthly fee plus Km travelled rate for leasing, and a sale price of around 3x markup (based on price of first commercial unit cost prediction) for the robots that will be sold.

We do not currently predict that the rolling out of the 'trunk' or gate infrastructure/network will provide any barrier to growth or scalability, in fact we believe it will have the reverse effect. One way we plan on sparking this is by allowing our clients to sponsor the cost of installation of the trunks in return for a period of delivery exclusivity. After this period the exclusivity will be lifted so that any client of Eliport can use the sponsored trunk. Another way is by creating a consortium of e-commerce companies that all pay-in to cover the cost of trunk installation to all of their top customers. Being a member of the consortium means that they will all have access to everybody's trunks. Financial contribution into said consortium will be determined by previous sales/delivery figures/opting-in customers of each company.

We intend our first clients to be e-grocery based. We have already had preliminary talks with Tesco, Ulabox (Spain's fist and only online-only supermarket), Waitrose and Ocado. The former two have confirmed trials for as soon as the test fleet is ready.

We will then be targeting the delivery companies and aiming to replace part of their current last mile delivery solutions with Eliport.

Competition

Five companies have already showed their prototypes for such robotics solutions:
Starship (https://www.starship.xyz/),
Marble (https://www.marble.io),
Dispatch (http://www.dispatch.ai),
Marathon Target (http://marathon-targets.com/),
TeleRetail (https://teleretail.com/).

Four more known companies are currently working on their prototypes. Starship has the most advanced solution (for now) and is funded to the tune of $17M.

Whilst all of these companies are focussing on AGVs, to the best of our current knowledge, none of them have proposed a solution that will mean that the AGV will be able to load or unload its cargo without human intervention. This, in our eyes, provides an incomplete solution and something that differentiates us from them hugely.

Current Development Stage

We have the 3D designs rendered of our robot that include the unique selling point of the loading and unloading ability. Robotic subcontractors (Synapticon, DE) and institutions (Universitat Politècnica de Catalunya, ES) are ready to go with building our prototype and advising on best practices.

We have formed strong agreements with future business clients that have agreed to provide relevant data for aiding in designing the robot further in areas like payload capability and optimum autonomous range. These companies will also take part in trials and provide customer data and feedback for when we start our first pilot programmes.

We have a US patent pending to cover all aspects of a delivery robot unloading itself into a receptacle/gate or even unloading an entire container onto a fixed platform.

Liabilities and Litigation

The company has no liabilities. The Company has not been, and is not, subject to any litigation.

The team

Officers and directors

Dmitry Skorinko	CEO, Director
Patrick Synge	Chief Partnership Officer

Dmitry Skorinko
Dmitry has been CEO and Director of Eliport, Inc. since its inception in 2017. Previously. Having worked many years in software development and building lots of complex projects from scratch, Dmitry was most recently a CTO for a successful on-demand delivery startup called Glovo in Barcelona, Spain (2015 - 2017) that currently operates all over Europe and Latin America. This involved constantly addressing the last-mile delivery problem for anything and everything that can be transported. This gave him great insight into what can be delivered by machines, what customers expect and what unexpected scenarios can crop up.

Patrick Synge
Patrick has spent the last few years building strong partnerships with key international players in the food and FMCG industries as Head of Sales for Degustabox (2014 - 2017) - an innovative and fast-growing Barcelona internet startup. Understanding their needs to deliver delicate and time-sensitive products to individual consumers was imperative in forging long-lasting relationships with them and their businesses. It is his dream to be able to be a part of Eliport (joined October, 2017 as Chief Partnership Officer), the future of delivery to these sectors and influential in pushing the boundaries of X2C delivery.

Number of Employees: 3

Related party transactions

There were no transactions in which the issuer was or is to be party and the amount involved exceeded 5% of the aggregate amount of capital sought by the company under Regulation CF.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Robotics projects have the greatest potential benefits, but also the greatest potential risks** Our company as any robotics project has super high RnD intensity. It's a hard tech company where, at the outset, you don't know whether the core tech needed for our invention will work at all. Invest only if you (like we) believe that autonomous robots have the potential to deliver dramatic benefits in sectors of logistics and transportation.
- **This is a brand-new company** It has no history, no clients, no revenues. If you are investing in this company, it's because you think the delivery by robots is a good idea, that we will be able to successfully market, manufacture and sell such robotics solution, that we can price it right and sell it to enough businesses so that the company will succeed.
- **We are raising money for our first prototype to prove main concepts and prepare a basement to move further.** Even if we raise the maximum sought in this offering, we will need to raise extensive funds in order to be able to continue research and development and further to start manufacturing operations. We estimate that we will require at least $5 million to commence commercial production and deployment of the robotics delivery solutions. We will need to raise money from bank loans, future sales of securities or some combination thereof.
- **You can't easily resell the securities .** It may be difficult to sell your securities. Startup investments are privately held companies and are not traded on a public stock exchange. Also, there is currently no readily available secondary market for private buyers to purchase your securities. Furthermore, there may be restrictions on the resale of the securities you purchase and your ability to transfer. You should not invest any funds in which you require the ability to withdraw, cash-out, or liquidate within a certain period of time.
- **Any valuation at this stage is pure speculation .** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest
- **Our business projections are only estimates .** There can be no assurance that the company will meet those projections. There can be no assurance that it will ever operate profitably. The company is still in an early phase, and is just beginning to implement its business plan. The likelihood of achieving profitability or projections should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.
- **Our company will face competition from other companies** The company will face competition from other companies, some of which might have received more funding than the company has. One or more of the company's competitors could offer products similar to those offered by the company at significantly lower prices or significantly more advanced from technical side because they received more funding and had more resources.

- **Market demand risk** While the Company believes that there will be customer demand for its products, there is no assurance that there will be broad market acceptance of the Company's offerings. There also may not be broad market acceptance of the Company's offerings if its competitors offer products which are preferred by prospective customers.
- **Personnel risks** An investment in the Company is also an investment in the management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the Company's employees, including its management.
- **Limited intellectual property protection may cause us to lose our competitive advantage and adversely affect our business.** We have filed a US patent to protect our unique IP relating to an AGV being able to unload itself. The patent application was filed on the 18th January, 2018 and its status is "Pending". The three main points of the patent cover 1) An AGV being able to connect with and unload its contents to a detached delivery recepticle 2) An AGV being able to connect to a gate that is built until a permanent structure (such as house, garage, gate) and unload itself 3) An AGV being able to unload a box it is carrying onto a secure platform. This patent, if approved, will give us a huge advantage over our competitors. It could also provide an additional revenue stream when and if licensed out to those AGV companies wishing to adapt their robots to be able to unload themselves.
- **It may be difficult to affect service of process and enforce judgments against directors and officers in Spain.** Several of our executive officers and/or directors are nonresidents of the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against those persons.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Dmitry Skorinko, 58.3% ownership, Common Stock
- Patrick Synge, 41.7% ownership, Common Stock

Classes of securities

- Founders Shares: 6,000,000

  Common Stock

  The Company is authorized to issue up to 8,500,000 shares of Common Stock (the "Founders Shares"). There are a total of 6,000,000 shares currently outstanding.

  Dividend Rights

  Shareholders of Company are entitled to receive dividends, subject to any preferences that may be granted to outstanding preferred stock, if any, as may be declared from time to time by the Board of Directors out of legally available funds.

Voting Rights

Holders of Founders Shares are entitled to vote each share of Founders stock held at all meetings and on written actions in lieu of meetings of shareholders of the Company.

Rights to Receive Liquidation Distributions

In the event of the liquidation, dissolution, or winding up of the Company, Shareholders will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all the Company's debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any additional classes of preferred stock that we may designate in the future.

- Class A Common Stock: 0

Class A Common Stock

The Company is authorized to issue up to 1,500,000 of Class A Common Stock shares. There are currently 0 Class A Common Stock currently outstanding.

Dividend Rights

Shareholders of Company are entitled to receive dividends ,subject to any preferences that may be granted to outstanding preferred stock, if any, as may be declared from time to time by the Board of Directors out of legally available funds. The holders of our Class A Common Stock have no preemptive, subscription, redemption or conversion rights.

Voting Rights

Holders of our Class A Common Stock do not have the right to vote on any matter submitted to a vote of the Company's Shareholders.

Right to Receive Liquidation Distributions

In the event of the liquidation, dissolution, or winding up of the Company, Shareholders will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all the Company's debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

The rights, preferences, and privileges of the holders of the Company's Class A Common Stock are subject to and may be adversely affected by, the rights of the holders of any then outstanding shares of preferred stock, if any.

What it means to be a Minority Holder

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically the founders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a holder of Class A Common Stock, you will have no voting rights. As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of product, which we do not anticipate occurring until October, 2021. Based on our forecast, with the anticipated liquidity being derived from both the full raise amount and minimum, we we can operate the business for 9 months without revenue generation, before requiring a further round of financing. This can be achieved through adjusting the levels of money required from Government funding appropriately.

Financial Milestones

We will have 3 phases when it comes to the financing required.

Phase 1 requires a total capital of $300,000 in order to build our prototype and have enough capital to seek further investment.

Phase 2 requires approximately $5,000,000 in order to build software and 10 more robots as a test fleet.

Phase 3 will require anything between $5 & $10,000,000 in order to scale the fleet and implement first commercial contracts.

Liquidity and Capital Resources

<u>REVENUE AND COSTS</u>

The company is currently generating 0 revenue, but has very low costs. Assets like the 3D design of the prototype and the patent has been paid for with the founders' capital, as have current operational costs such as office space, bills and travel. No salaries have currently been taken, which has kept these costs to a minimum.

CAPITAL RESOURCES IN MAX. AND MIN. SCENARIOS

In order to produce our prototype robot and demonstrate its unique ability to unload itself into a "trunk", we must raise a minimum of $350,000. The prototype will cost $250,000 to complete, whilst $100,000 is required for further IP protection, ongoing operational costs and to prepare for a further round of funding. We anticipate that this amount of cash will last us for at least 9 months, which will allow us to complete the prototype (5 month project duration) and achieve our next round of funding.

Raising our maximum target will provide us with 29% of the total funds required and the minimum target 2.9% of the total funds required. In the case of the maximum we will then look to raise the remaining $250,000 through a Government grant. In the case of reaching only the minimum target we will adjust our grant application to request $340,000 (can apply for anything between $60,000 and $3,000,000). The grant programme that we will target involves extensive proposal writing and very exact justification for every dollar requested.

GOVERNMENT GRANT

We will first be applying for Phase 1 of the SME Instrument funding from Horizon 2020 - a fund for developing innovation backed by the EU. Phase 1 will be applied for, assessed and (if successful) granted by September 2018. We will then be applying for Phase 2 that will, if successful, see funds arrive in the 2nd quarter of 2019. If we are to depend on a large of amount of funding from the Phase 2 it will extend the date at which our prototype will be ready by approximately 6 months.

GOVERNMENT CREDIT

We will also have access to a government line of credit that works on a 2-1 ratio, meaning we can obtain a long-term loan to the tune of 3x our capital (at time of assessment). If we raise the minimum target of the crowdfunding then we will be able to use this function to be able to cover operational costs (to the tune of $30,000) whilst applying for the government funding. This means we will be able to operate but place the R&D on hold until the grant is approved.

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

None

Valuation

$1,800,000.00

The value of the company was not established using a formal appraisal, but with what we believe to be the fair market value. We have based this on the estimated value of the limited assets such as product design, web assets, business planning, expertise of the founding team in bringing products and services to the marketplace as well as on the size of the future market that is intended to be captured by the business.

USE OF PROCEEDS

	Offering Amount Sold*	**Offering Amount Sold***
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,420
Net Proceeds	$9,400	$100,580
Use of Net Proceeds:		
Towards R&D & Production	$0	$70,000
Raising further funding	$0	$6,580
Working Capital	$0	$0
Operational Costs	$9,400	$24,000
Total Use of Net Proceeds	$9,400	$100,580

**Offering Amounts are estimates, actual amounts may vary due to avoidance of fractional shares.*

<u>USE OF PROCEEDS</u>

We are seeking to raise $107,000 in this offering through Regulation Crowdfunding, with a minimum target raise of $10,000. We have agreed to pay Start Engine Capital LLC (“Start Engine”), which owns the intermediary funding portal StartEngine.com, a fee of 6% on all funds raised. We will pay Start Engine $600 if we only raise the minimum target amount and $6,420 if we raise the maximum offering amount. The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used to cover part of the $350,000 that we project we will need in 2018 to build our prototype robot hardware, prepare for our next round of funding and operational costs (minimum salaries + office costs). Specifically:

- $250,000 sub-contraction design and production of our robot prototype by Solidfluid and Synapticon in Germany. Includes: advanced 3D design, a full-scale prototype robot with self propulsion, tele-operation and demonstrable unloading capabilities.
- $81,000 to pay minimum salaries of 3 founders for 9 months.
- $4,000 office costs
- $10,000 further IP protection
- $5,000 prepare/travel/build material to raise the next round of funding at the end of 2018.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

Irregular Use of Proceeds

The Company will not incur any Irregular Use of Proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website https://eliport.com in an area designated for "Investors". The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Eliport, Inc.

[See attached]

ELIPORT, INC.

FINANCIAL STATEMENT
(UNAUDITED)

AS OF
DECEMBER 31, 2017

ELIPORT, INC.
Index to Financial Statement
(unaudited)

ELIPORT, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2017
(unaudited)

	December, 2017
Assets	
Current assets	
Cash	$ 0
Total Current Assets	**$ 0**
Liabilities ans Stockholders' Equity	
Current Liabilities	$ 0
Total Current Liabilities	**$ 0**
Shareholders' Equity	
Common stock per value $0.00001; shares authorized 10,000,000	**$ 0**

NOTE 1 – NATURE OF OPERATIONS

ELIPORT, INC. was formed on July 14, 2017 ("Inception") in the State of Delaware. The balance sheet of ELIPORT, INC. (which may be referred to as the "Company", "we," "us," or "our") is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's principal office is located in Barcelona, Spain.

ELIPORT, INC. is a robotics company. We intend to research, design and create our own hardware, software and brand of robotics that will assist humans in many different industries. We will be creating AGVs for the delivery industry, helping to reduce the cost of e-commerce whilst enhancing the shopping and delivery experience of the consumer. We will create cleaning robots that work continuously to keep indoor and outdoor areas clean. We will create assistance and monitoring robots that can help the physically handicapped and keep people safe.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include but not limited to: economic downturn, dramatic advancement in competing methods of transport, legislative rulings, social policy reformation. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from lease or sale of autonomous robots transactions when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.00001.

NOTE 5 – SUBSEQUENT EVENTS

In January 2018 we issued 6,000,000 shares of common stock to the founders of the Company: 3,500,000 and 2,500,000 shares to Dmitry Skorinko and to Patrick Synge accordingly.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Eliport is pending **StartEngine Approval.**



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Raised of $10K - $107K goal

Eliport

Autonomous ground-based delivery robots

Small OPO · Barcelona, CA · Technology · Accepting International Investment

Delivering an Autonomous Future

We intend to reduce the costs and solve the problems associated with last mile delivery for both businesses and end consumers, by creating a fleet of automated ground delivery vehicles.

At Eliport we have designed a unique solution that we believe will not only revolutionise the last mile delivery industry but also influence consumers' shopping habits, as well as having a hugely positive social and environmental impact on our planet.

So, are you thinking bigger than 'big'? Are you looking to the future? Because we are...





We have been exploring the enormous, thrilling (and sometimes daunting) space of human-robot interaction. With the recent progress made in robotic and autonomous technologies, we see a world where numerous robots of different sizes, shapes and functions will soon be sharing our streets: autonomous cars will move people, autonomous trucks and ground vehicles will move goods, and service robots will undertake all manner of different jobs - from cleaning, to monitoring, to security. So, the question is no longer 'will it happen?' but '*when* will it happen?'.

Focus And Progress

Our extensive experience in the delivery world means that we will be focusing on solving the previously unsolvable problems of this industry before

Focus And Progress

Our extensive experience in the delivery world means that we will be focusing on solving the previously unsolvable problems of this industry before turning our attention to all other areas of service robots. We have a pending US patent, which covers all aspects of a delivery robot that can unload itself into a receptacle/gate or even unload an entire container onto a fixed platform. We already have 3D designs of our robot, strong agreements in place with future business clients for trials, and robotic subcontractors and institutions ready to go with the prototype production. Now we need your support to make these dreams a reality!

At Eliport, we are going one step further than any other company in that we intend to completely automate the entire delivery process. We are building a technology that we believe will change transportation channels and how we order and consume, altering our cities for everybody's benefit. Are you ready to participate in what is going to be a BIG journey?

Help us to create an automated, people-centric future by developing robots that serve humanity: invest with us today.

Investment Overview

$0.30 per share | $1.8M pre-money valuation
Minimum Investment Amount (per investor): $270.00 (900 shares)
Maximum Investment Amount (per investor): $106,999.80 (356,666 shares)



> *"A lot of people pick deliveries up themselves. But this will all change in the near future with automated types of delivery."*
>
> - Yuri Milner, influential tech investor, entrepreneur and physicist, early backer of Facebook and Twitter

The Problems We Are Solving

The cost of couriers



Goods must be transported from logistic hubs or stores to their final destination. This last leg of the supply chain is the least efficient and most expensive part of the journey, often accounting for up to 50% or more of the total cost to move goods. This not only costs businesses but customers too, and often unnecessarily since return rates for e-commerce average at 17% - 25%. Our robots will thus save everyone time and money.

Damaged Packages



Unfortunately, humans make mistakes and packages get mishandled while in transit. Packages left outside houses are subject to weather damage and vulnerable to theft. In the UK alone, 8% of recipients reported damaged parcels or items in 2016. Imagine how many people this affects on an international scale and how it will become a thing of the past when the entire process of last mile delivery is automated.

Delivery Attempts


DELIVERY ATTEMPT

Unsuccessful Delivery Attempts (UDAs) have become a significant issue among dedicated courier companies as well as in-house delivery fleets of supermarket/grocery stores. This leads to unnecessary cost increases (£780M/$994M in UK, 2016) and resource wastage. The idea of removing UDAs - i.e. removing the need for people to be at home to receive their purchases - is incredibly exciting because it will potentially have an enormous growth impact on the e-commerce sector.

> *"What the Eliport team have shown us promises to be a game changer in world of last mile delivery. We are excited to trial with them in the near future."*
>
> - Thomas Kissler, Operations, Ulabox, Spain's most disruptive online supermarket

Unique Approach with Patent Pending


ELIPORT
ELIPORT

We plan to solve the last mile delivery problem in its entirety by creating a fleet of **autonomous ground vehicles** that will travel on pavements and in pedestrian areas. They will be automatically loaded at the logistics hub and, on arrival at the end user's address, they will **be able to unload themselves** into a pre-installed 'trunk', or another opening within a secure location.

Robot Features



LIDAR (laser sensor) for perception and navigation
Cameras for teleoperation
Storage area, door and unloading mechanism
GPS and mobile networks chips for localisation
Cameras and radars for perception and obstacle avoidance
Rear-wheel stearing for agility
Charging point to connect at loading and unloading stations
Battery capable of up to 25 kilometers autonomy

> *"The market for partially and fully autonomous vehicles is expected to leap to nearly $77 billion in 2035."*
>
> - BCG, Autonomous Vehicle Adoption Study

Parcel and Grocery Delivery



fastbox

The traditional courier service that is dominated by the likes of UPS and DHL



SUPERMARKET

The growing grocery delivery service that is being led by the big supermarket chains and specialised grocery delivery companies.

TESCO

London, UK.
The World's 3rd
most profitable supermarket

TESCO finds the Eliport project extremely interesting and wants to test with us as soon as we have a functioning prototype.

ulabox.com el supermercado online

Barcelona, Spain.
Spain's most disruptive
online supermarket

Ulabox is already sharing key delivery data with Eliport in order to perfect the prototype design and are excited to trial with us in the future.

Flaws In Current/Proposal Technologies And Solutions


Drones are dangerous, noisy and cannot transport more then ~10kg. They also require a sizeable landing space
Lockers and AGVs with lockers require the end user to be available at set times to collect their items and transport them home
Current ground-based droids require human interaction

Why Is It a Good Time To Build Eliport?



Companies such as Uber, Alphabet and Tesla are investing heavily in the area of autonomy. There has therefore never been a better time for us to develop our own autonomous ground robots: we are able to benefit from a collective movement that is pushing forward the technology, legislation and cultural change surrounding un-manned vehicles.
We believe that sharing the same technology stack and approaches as autonomous cars will lead to our service robots being cheaper and more efficient to produce as the tech involved becomes more commonplace. While we may initially surf the wave of autonomous cars, which we assume will have a shorter route to commercialisation and profitability, we feel that it is highly probable that service robots won't need to be as smart as autonomous cars as they will move at slower speeds and, on encountering a difficult situation, can simply stop without any of the grave consequences associated with malfunctioning AV's. They will also be designed in such a way that allows them to get help from a robot fleet manager, who will be able to teleoperate the robot when it encounters unique and unforeseen circumstances.
Although the connection between autonomous transport and autonomous delivery looks distant right now, we feel that they are falling more inline every day. Indeed, in the near future, they are likely to share the same vehicle sensors, 3D maps of our cities, and combined legislation laws. As they pose similar questions over their ethical and psychological impacts on our societies, they will probably also be subject to the same regulations concerning these questions.

The Market

The market size of robotic automation is, we believe, set to be enormous. It will draw billions of dollars from all of the industries that it advances, in essence creating its own industry-sourced market.

As we are going to be developing Eliport for the delivery industry first, we thought it would be best to give some numbers about that sector and, of course, the e-commerce industry - the fuel that keeps the fire burning.

Research by Pitney Bowes summarises what every other research agency has stated recently: that global parcel volume is growing at an extremely aggressive rate.

Between 2014 and 2016 alone, it grew 48% - from 44bn parcels to 65bn delivered worldwide. It predicts that this will continue to grow by 17-28% each year between now and 2021.


Among the largest markets by parcel volume in 2016:
31B China
13B U.S.
9B Japan
Global parcel volume has grown from
44B
parcels in 2014 to
65B
in 2016.
In one year China parcel volume grew by
52%
This was an increase from
21B
parcels in 2015 to
31B
parcels in 2016
The Index estimates parcel growth will continue to rise at a rate of
17–28%
each year between 2017 and 2021.
Among the largest markets by parcel spend in 2016:
$96B U.S.
$60B China
$22B Japan

* Source: Pitney Bowes Parcel Shipping Index, which measures parcel volume and spend for business-to-business, business-to-consumer, consumer-to-business and consumer consigned shipments with weight up to 31,5 kg (70 pounds), across 13 major markets, including: Australia, Brazil, Canada, China, France, Germany, India, Italy, Japan, Norway, Sweden, United Kingdom and United States


5 000
4 000
3 000
2 000
1 000
0
Sales in billion U.S. dollars
1 336
1 548
1 859
2 290
2 774
3 305
3 879
4 479
2014
2015
2016
2017*
2018*
2019*
2020*
2021*

* Source: Retail e-commerce sales worldwide from 2014 to 2021. Statista.com
https://www.statista.com/statistics/379046/worldwide-retail-e-commerce-sales/

The Statista e-commerce figures came out at the beginning of 2018 and show where the majority of the parcel growth is most likely to be coming from. Between 2014 and 2017, global e-commerce grew by 71% to $2.29 trillion (2014 - 2016 = 39% growth).

The total addressable market for Eliport is therefore vast. Even tapping into just 0.1% of the global delivery market would result in presently delivering around 1.78 million parcels per day, and therefore yearly revenues of well over €2bn per year (with current proposed pricing model) from parcel delivery alone.

Frequently Asked Questions

- **What if somebody tries to steal the robot?**
  Our plan is for the robot to have between 10 and 14 sensors that can all record and transmit instant data, acting as a deterrent for anybody thinking about stealing or tampering with it.

- **How are you going to deal with vandalism?**
  We believe the robot will be as safe as leaving a car on a street, with the added advantage of knowing what the vandal looks like, and being able to alert police/security immediately.

- **How big and heavy will the robot be?**
  The best way to imagine our robot is as an m3 - more or less the size of a family shopping trolly. We plan for it to weigh approximately 40kg (88lbs) unloaded and be able to take a payload of around 30-40kg (66-88lbs).

- **Is this robot only going to unload to dedicated storage units?**
  No, we intend for them to be multi-talented. Although the main aim is that they will unload to a 'trunk' or gate, they will also be able to be opened by humans in certain circumstances. Access will be gained by facial recognition or a code.

- **How safe is this machine going to be (towards humans and animals)?**
  Remove any images of the “Terminator” from your head: we will design it to be gentle and always give humans and animals priority. It's also going to be designed to travel at low speeds and have built-in fail-safes, meaning that if anything were to go wrong (mechanical, electrical or software), it would simply stop where it was and not cause any harm/ limited inconvenience.

- **Is it possible for robots like this to work in crowded cities?**
  Ultimately nothing is impossible, especially with the progress that AI is making. We believe that the latter will allow robots to behave like people in a crowd. Despite this belief, we will initially be focusing more on suburban/less crowded areas.

- **Will the robot be able to mount curbs?**
  The current designs we have for the software mean that the robot will have an HD, 3D map of the neighbourhood in which it is operating and will therefore know all the possible routes to avoid going-up and dropping-off curbs. We do also have plans to adapt the chassis to curb the issues caused by curbs!

- **Are you planning to install your trunks in every corner of the world?**
  Yes and no. Our aim is to standardise the unloading mechanism and gate that the robot unloads to. Eventually this can then be built in to buildings, garages, gates etc. Private houses with detached trunks are a first step towards this.

- **Will legislation and the public be ready for all of this?**
  Technology is on the brink of changing the world in many ways and 100's of questions like this will need to be addressed. We believe at Eliport that anything that leads to more convenient and environmentally-friendly lifestyles will be embraced by the public and policy-makers alike. Other robotics companies are already addressing legislation concerns, with many cities already accepting autonomous ground robots as a viable means of delivery.

September 2017

Eliport Founded

Dmitry and Patrick founded Eliport :-)

November 2017

First Letters of Intent

November was special: we got proof that our concept is going to be a massive hit from the UK's biggest supermarket and a pioneering Spanish supermarket! Yay

January 2018

Patent Pending

We filed a patent application in the U.S to cover the 3 key aspects of a robot being able to unload itself.

February 2018

Accepted onto Nvidia Inception AI Accelerator

We were approved to join the AI Accelerator programme run by Nvidia, meaning we have access to leits GPU and AI resources for autonomous vehicles.

February, 2018

StartEngine Launch

Our crowdfunding campaign goes live on StartEngine.

October 2018



Mechanical Prototype Completed

We will have the first Eliport AGV prototype completed within 6 months of having our seed-round fully funded. (ANTICIPATED)

March 2020



Autonomous Prototype Completed

By this point we will be able to make our first robot "smart" by installing and connecting it to our autonomous systems. (ANTICIPATED)

October 2020



First Fleet Tests

We have calculated it will take approximately 2 years after having completed our prototype to implement our first field tests with early adopting customers of our first clients (ANTICIPATED)

October 2021



First Commercial Clients

This is the pivotal moment: our first revenue will arrive in 2021 and from then on it will be about scaling and then pivoting our robots into other industries. (ANTICIPATED)

Meet Our Team



Dmitry Skorinko

CEO, Director

Dmitry has been CEO and Director of Eliport, Inc. since its inception in 2017. Previously. Having worked many years in software development and building lots of complex projects from scratch, Dmitry was most recently a CTO for a successful on-demand delivery startup called Glovo in Barcelona, Spain (2015 - 2017) that currently operates all over Europe and Latin America. This involved constantly addressing the last-mile delivery problem for anything and everything that can be transported. This gave him great insight into what can be delivered by machines, what customers expect and what unexpected scenarios can crop up.



Patrick Synge

Chief Partnership Officer

Patrick has spent the last few years building strong partnerships with key international players in the food and FMCG industries as Head of Sales for Degustabox (2014 - 2017) - an innovative and fast-growing Barcelona internet startup. Understanding their needs to deliver delicate and time-sensitive products to individual consumers was imperative in forging long-lasting relationships with them and their businesses. It is his dream to be able to be a part of Eliport (joined October, 2017 as Chief Partnership Officer), the future of delivery to these sectors and influential in pushing the boundaries of X2C delivery.



Giuseppe Ricci

Robotics Lead

With about 10 years of experience in robotics, managing teams of engineers and leading projects of all sizes, Giuseppe (our Robotics Lead) is ready for a boundary defining challenge. He recently was a lead engineer of the mechatronics development for one of the most advanced humanoid robotic platforms - the iCub in Italian Institute of Technology (2010 - 2016). He also founded the hardware and robotics enthusiasts laboratory in Genova in 2013, where he built a community of volunteers big enough to handle the self-maintenance of the laboratory. Most recently he was a Senior Mechanical Engineer of the TALOS project in PAL Robotics (since 2016).

Offering Summary

Offering Type: Class A Common Stock (non-voting)

Purchase Price of Security Offered: $0.30

Maximum 356,666* of Class A Common Stock ($106,999.80)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 33,333 of Class A Common Stock ($9,999.90)

Minimum Investment Amount (per investor): $270.00 (900 shares)

Company Information

Company: Eliport, Inc

Corporate Address: Carrer de Roc Boronat, 117, 08018 Barcelona, Spain

Description of Business: Robotic solutions for delivery and logistics

The 10% Bonus for StartEngine Shareholders

Eliport Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Class A shares at $0.30 / share, you will receive 10 Class A bonus shares, meaning you'll own 110 shares for $30. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Perks

$500+ Your name will be listed on our website as a Eliport backer

$1,000+ You will receive an Eliport blueprint poster, plus all of the above

$5,000+ You will receive a 3D-printed scale model of first Eliport robot, plus all of the above

$25,000+ We will put the logo of your business on the side of our first robot prototype, plus all of the above

**All perks occur after the offering is completed.*

Irregular Use of Proceeds

The Company will not incur any Irregular Use of Proceeds.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

With the dramatic growth of e-commerce, consumers want cheaper goods, delivered to their homes as soon as possible.

And as great as this is, it's created a huge challenge.

There are more and more deliveries happening every day and each delivery ends with a courier coming to your door.

Sending couriers to deliver individual packages just isn't efficient.

In the near future this will be automated with robotic solutions: a fleet of delivery robots, centrally managed, fully self-piloted.

At Eliport, we build delivery robots that will bring your order at any time of day, even when you aren't home.

They will automatically unload your package into a secure, personal hub right next to your house, ready when you need it.

There is a long road towards the dream of autonomous mobile robots that serve humanity.

Join us in building this dream right now and invest in the future of delivery.

Eliport delivering an autonomous future.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Information Regarding Length of Time of Offering

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Hitting The Target Goal Early & Oversubscriptions

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- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "ELIPORT, INC.", FILED IN THIS OFFICE ON THE TWENTY-FIRST DAY OF FEBRUARY, A.D. 2018, AT 2:23 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

6478348 8100
SR# 20181198131

Authentication: 202191293
Date: 02-21-18

You may verify this certificate online at corp.delaware.gov/authver.shtml

AMENDMENT TO THE CERTIFICATE OF INCORPORATION OF ELIPORT, INC.

The corporation, Eliport, Inc. (the "Company"), duly organized and existing by virtue of the General Corporation Law of the State of Delaware, hereby certifies as follows:

FIRST. That at a meeting of the undersigned Board of Directors and the shareholders of the Company, a resolution was passed by unanimous consent authorizing the President and Chief Executive Officer to file this Amendment to the Certificate of Incorporation of Eliport, Inc., stating as follows:

RESOLVED, that the Certificate of Incorporation of this Company shall be amended by changing the Article IV thereof. As amended, Article IV reads as follows:

The total number of shares which the Company shall be authorized to issue is (i) 8,500,000 shares of common stock of the Company (the "Founders Shares") with a par value of $.00001 per share, and (ii) 1,500,000 shares of Class A Common Stock ("Class A Common Stock") with a par value of $.30 per share.

The following is a statement of the designation and of the powers, privileges and rights, and the qualifications, limitations, and restrictions thereof in respect of each class of common stock of the Company. The holders of Founders Shares and Class A Common Stock shall be collectively referred to herein as the "Shareholders."

A. General. Shareholders of Company are entitled to receive dividends, subject to any preferences that may be granted to outstanding preferred stock, if any, as may be declared from time to time by the Board of Directors out of legally available funds. The holders of our Class A Common Stock have no preemptive, subscription, redemption or conversion rights.

B. Voting Rights. (i) Founders Shares. Holders of Founders Shares are entitled to vote each share of common stock held at all meetings and on written actions in lieu of meetings of shareholders of the Company; and (ii) except as provided by Delaware law of the Articles of Incorporation, holders of our Class A Common Stock do not have the right to vote on any matter submitted to a vote of the Company's Shareholders.

C. Right to Receive Liquidation Distributions. In the event of the liquidation, dissolution, or winding up of the Company, Shareholders will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all the Company's debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

D. Rights and Preferences. The rights, preferences, and privileges of the holders of the Company's Class A Common Stock are subject to and may be adversely affected by, the rights of the holders of any then outstanding shares of preferred stock, if any.

SECOND. That, thereafter, pursuant to resolution of the Board of Directors, a special meeting of the shareholders of the Company was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of this amendment.

THIRD. This amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

In witness whereof, the undersigned has executed this Amendment to the Certificate of Incorporation of Eliport, Inc. on this 20th day of February, 2018.

____

Dmitry Skorinko, as a Director